UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Equity Offering by Subsidiary of Gazit in Canada

On July 9, 2018, First Capital Realty Inc. (“FCR”), a subsidiary in which Gazit-Globe Ltd. (the “Company”) holds approximately 32.5% of the issued and outstanding share capital and whose shares are traded on the Toronto Stock Exchange, announced an offering of 9,757,000 of its common shares in Canada at a price of C$ 20.50 per share, for gross proceeds of approximately C$ 200 million. FCR has provided to the underwriters syndicate a 30 day over-allotment option to purchase up to an additional 1,463,550 shares at the offering price, which, if exercised in full, would increase the size of the total offering to approximately C$ 230 million.

The offering is expected to close on July 18, 2018, subject to FCR obtaining all requisite regulatory approvals. FCR intends to use the proceeds of the offering towards financing its planned acquisition and development of Canadian real property assets (in a total amount of approximately C$ 300 million).

As a result of the offering (assuming that FCR will sell all offered shares, excluding shares subject to the over-allotment option, and since the Company does not intend to participate in the offering), the Company’s percentage ownership of FCR (through its wholly-owned subsidiary) will be reduced to approximately 31.3% of FCR’s outstanding share capital.

The offering will not have a material impact on the Company’s results of operations.

The public offering by FCR is being made only in Canada. The sale of FCR’s common shares has not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and such common shares may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Report of Foreign Private Issuer on Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the above-described common shares.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: July 12, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and
Chief Financial Officer

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